EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-130763 and Form S-8 No. 333-91192) previously filed by The LGL Group, Inc. of our report dated March 31, 2010, on our audits of the consolidated financial statements of The LGL Group, Inc. as of December 31, 2009 and 2008, and for the years then ended, which includes an explanatory paragraph relating to the change in the accounting principle from the last-in, first-out method, to the first-in, first-out method, which report is included in this Annual Report on Form 10-K for the year ended December 31, 2009.

/s/ J.H. Cohn LLP

Roseland, New Jersey
March 31, 2010